SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. ___)

Under the Securities Exchange Act of 1934

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

        Voyager Learning Company
(Name of Issuer)

         Common Stock, par value $0.001 per share
(Title of Class of Securities)

92908U103
(CUSIP Number)

April 15, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 92908U103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Foxhill Opportunity Master Fund, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 3,375,893
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 3,375,893
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,893
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12)	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 92908U103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Foxhill Opportunity Fund, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 3,375,893
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 3,375,893
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,893
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12)	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 92908U103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Foxhill Opportunity Offshore Fund, Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 3,375,893
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 3,375,893
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,893
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12)	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP No. 92908U103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Foxhill Capital (GP), LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 3,375,893
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 3,375,893
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,893
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12)	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP No. 92908U103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Foxhill Capital Partners, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 3,808,690
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 3,808,690
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,808,690
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12)	TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13G

CUSIP No. 92908U103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Neil Weiner
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 3,808,690
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 3,808,690
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,808,690
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12)	TYPE OF REPORTING PERSON IN

Schedule 13G

Item 1(a).	Name of Issuer:

Voyager Learning Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

789 Eisenhower Parkway
Ann Arbor, Michigan  48106-1346

Item 2(a) – (c).      Name of Person Filing; Address of Principal Business Office or, if None, Residence; Citizenship:

This Statement is being filed by Foxhill Opportunity Master Fund, L.P. (“Foxhill Master Fund”), Foxhill Opportunity Fund, L.P. (“Foxhill Opportunity”), Foxhill Opportunity Offshore Fund, Ltd. (“Foxhill Offshore”), Foxhill Capital Partners, LLC (“Foxhill Capital”), Foxhill Capital (GP), LLC (“Foxhill GP”), and Neil Weiner (collectively, the “Reporting Persons”).

Foxhill Master Fund is a Cayman Islands exempted limited partnership. The address of the principal business and principal office of Foxhill Master Fund is c/o Goldman Sachs (Cayman) Trust Ltd., Harbour Center, 2nd Floor, N. Church St, PO Box 896, Georgetown, Grand Cayman, Cayman Islands, BWI.

The general partners of Foxhill Master Fund are Foxhill Opportunity and Foxhill Offshore.  Foxhill Opportunity is a Delaware limited partnership.  The address of the principal business and principal office of Foxhill Opportunity is 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

Foxhill Offshore is a Cayman Islands exempted company.  The address of the principal business and principal office of Foxhill Offshore is c/o Goldman Sachs (Cayman) Trust Ltd., Harbour Center, 2nd Floor, N. Church St, PO Box 896, Georgetown, Grand Cayman, Cayman Islands, BWI.

The general partner of Foxhill Opportunity is Foxhill GP.  Foxhill GP is a Delaware limited liability company.  The address of the principal business and principal office of Foxhill Capital is 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

The investment manager of each of Foxhill Opportunity and Foxhill Offshore is Foxhill Capital.  Foxhill Capital is a Delaware limited liability company.  Foxhill Capital is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940.  The address of the principal business and principal office of Foxhill Capital is 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

The managing member of each of Foxhill Capital and Foxhill GP is Neil Weiner.  Mr. Weiner is a citizen of the United States.  The business address of Mr. Weiner is c/o Foxhill Capital Partners, LLC, 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

92908U103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

Foxhill Master Fund

(a)	Amount beneficially owned: 3,375,893 shares of Common Stock

(b)	Percent of class[1]: 11.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,375,893 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,375,893 shares of Common Stock

--------------------------------------
1 Percentages in this Schedule 13G are based upon 29,897,735 shares of Common Stock issued and outstanding as of June 30, 2008 as reported in a Form 10-K filed by the Issuer with the Securities and Exchange Commission on September 17, 2008.

(iv)	Shared power to dispose or to direct the disposition of: 0

Foxhill Opportunity

(a)
Amount beneficially owned: As one of the general partners of Foxhill Master Fund, Foxhill Opportunity may be deemed to beneficially own the 3,375,893 shares of Common Stock beneficially owned by Foxhill Master Fund.

(b)	Percent of class: 11.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,375,893 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,375,893 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0

Foxhill Offshore

(a)
Amount beneficially owned: As one of the general partners of Foxhill Master Fund, Foxhill Offshore may be deemed to beneficially own the 3,375,893 shares of Common Stock beneficially owned by Foxhill Master Fund.

(b)	Percent of class: 11.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,375,893 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,375,893 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0

Foxhill GP

(a)	Amount beneficially owned: As the general partner of Foxhill Opportunity, Foxhill GP may be deemed to beneficially own the 3,375,893 shares of Common Stock beneficially owned by Foxhill Master Fund.

(b)	Percent of class: 11.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,375,893 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,375,893 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0

Foxhill Capital

(a)
Amount beneficially owned: As the investment manager of Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore and a managed account for the benefit of a third party, Foxhill Capital may be deemed to beneficially own the 3,375,893 shares of Common Stock beneficially owned by Foxhill Master Fund, and may be deemed to beneficially own an additional 432,797 shares of Common Stock held in a managed account for the benefit of a third party, constituting an aggregate of 3,808,690 shares.

(b)	Percent of class: 12.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,808,690 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,808,690 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0

Neil Weiner

(a)
Amount beneficially owned: As the managing member of Foxhill GP and Foxhill Capital, Mr. Weiner may be deemed to beneficially own the 3,375,893 shares of Common Stock beneficially owned by Foxhill Master Fund, and may be deemed to beneficially own an additional 432,797 shares of Common Stock held in a managed account for the benefit of a third party, constituting an aggregate of 3,808,690 shares.

(b)	Percent of class: 12.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,808,690 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,808,690 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.                   Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.                    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 19, 2008	FOXHILL OPPORTUNITY MASTER FUND, L.P.

By: /s/ Neil Weiner
Name: Neil Weiner
Title: Authorized Person

FOXHILL OPPORTUNITY FUND, L.P.

By: FOXHILL CAPITAL (GP), LLC, its general partner

By: /s/ Neil Weiner
Name: Neil Weiner
Title: Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.

By: /s/ Neil Weiner
Name: Neil Weiner
Title: Director

FOXHILL CAPITAL (GP), LLC

By: /s/ Neil Weiner
Name: Neil Weiner
Title: Managing Member

FOXHILL CAPITAL PARTNERS, LLC

By: /s/ Neil Weiner
Name: Neil Weiner
Title: Managing Member

/s/ Neil Weiner
Neil Weiner